Mail Stop 3561

      							August 11, 2005


Via U.S. Mail and Fax (44-17-8449-4281)

Mr. Brian McArthur Muscroft
Chief Financial Officer
Viatel Holding (Bermuda) Limited
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom

	Re:	Viatel Holding (Bermuda) Limited
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50556

Dear Mr. Muscroft:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004
Financial Statements and Notes
(2) Significant Accounting Policies

(d) Revenue and Cost of Sales, page F-10
1. You state that "the Company records communication services revenues as earned at the time services are provided." In light of the various products and services you disclosed on pages 26-29 within the wholesale and retail segments, expand the revenue recognition policy disclosure to explain your revenue earning processes for each of the products and services and advise us. Refer to SAB 104.

(h) Property and Equipment, page F-13
2. In view of your significant recurring losses from 2002 to 2004, it is unclear why you have not recognized an impairment in the value of your communication systems and network infrastructure assets. Please explain to us your full compliance with the SFAS No. 144 guidance for the timely recognition and measurement of an impairment loss. In your response please identify for us your SFAS 144 asset groups and explain how you assigned assets and liabilities to these groups. Also, please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management`s analysis and the basis for its conclusions.

(4) Amounts receivable from exchange contracts, page F-19

3. We note your disclosures in footnotes (2)(l), (4) and (17).  It is
unclear to us why you have recorded a receivable at December 31,
2004
that apparently includes the notional amount of the exchange contract rather than the fair value of the contract, as would be required under paragraph 17 of SFAS No. 133. Please advise us, in detail, and explain to us the terms of the US $10 million exchange contract and your accounting for it. So that we may clearly understand your accounting, refer in your response to the specific GAAP literature that supports your accounting and provide us all of your journal entries recorded in connection with the exchange contract.

4. Indicate in the caption on the face of your balance sheet that the amount receivable from exchange contracts is with a related party, pursuant to 4-08(k) of Regulation S-X.

5. In light of the exchange contracts, we question the representation on page F-15 that "[t]he Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other that the embedded derivatives related to the put option on the loan notes." Please revise your disclosure or advise us.

(13) Commitments and Contingencies, page F-26

Leases and Long-term contracts
6. We note your disclosure on page 31 that "We lease various assets including duct (leased duct totaling approximately 1,464 route kilometers, the main part of which relates to our German backbone) and fiber... relating to our backbone, were in general leased for a period of approximately 20 years." We also note from your disclosures on page F-13 that communications systems and network infrastructure has estimated useful lives from 5 to 18 years. Advise us and disclose the significant terms of the leases and how you classify and account for them under the guidance of SFAS 13.

Litigation
7. Disclose, and explain to us, your accounting policy (measurement and recognition) for contingent liabilities. Refer to SFAS 5 and FIN
14. Tell us and disclose the amounts of the contingent liabilities you have accrued with respect to each of the asserted claims. Also, disclose the amount of reasonably possible loss in excess of the amount accrued.
8. Refer to your ROW claims. We note your statement that "by way of opposition procedure, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis, the Company has withheld its ROW charges for 2004 ..." In this regard, explain to us your accounting for the ROW charges and claims and advise us if the opposition procedure is enforceable by law.
9. We note your representation that "subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations." Explain to us how you assess materiality in view of the apparent material amounts involved in your disclosures.

(17) Related party Transactions, page F-30

10. In light of the exchange contracts conversion rate reset features, it is unclear to us how they would qualify for hedge accounting under SFAS No. 133.  Please advise us or do not refer to
them as "hedging contracts" in your disclosures.
*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Brian McArthur Muscroft
Viatel Holding (Bermuda) Limited
August 11, 2005
Page 1